SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                    FORM U-57
                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



                          Filed Under Section 33(a) Of
           The Public Utility Holding Company Act of 1935, as amended




                     GAS NATURAL DEL NOROESTE, S.A. DE C.V.
                        (Name of Foreign Utility Company)


                                       by


                                K N ENERGY, INC.
                            (Name of filing company)

                              370 Van Gordon Street
                                 P.O. Box 281304
                          Lakewood, Colorado 80228-8304
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          K N Energy, Inc. hereby files with the Securities and Exchange
Commission (the "Commission") pursuant to Section 33 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), this Form U-57 for the purpose of notifying the Commission that Gas Natural del Noroeste, S.A. de C.V. ("Gas Natural") is a "foreign utility company" ("FUCO") within the meaning of
Section 33 of the Act, and hereby claims for Gas Natural the status as a FUCO under the Act.

          Gas Natural does not derive and will not derive any part of its income, directly or indirectly, from (i) the generation, transmission or distribution of electric energy for sale within the United States or (ii) the distribution at retail of natural or manufactured gas for heat, light or power within the United States. Neither Gas Natural nor any of its subsidiary companies is or will be a public utility company operating in the United States.


                                     ITEM 1

          State the name of the entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission or distribution of electric energy for sale of for the distribution at retail of natural or manufactured gas. To the extent known, identify each person that holds five percent or more of any class of voting securities of the foreign utility company and describe the amount and nature of the interest.

Name and Business Address

Gas Natural del Noroeste, S.A. de C.V.
Boulevard Navarrete No. 369-3
Colonia La Loma
Hermosillo, Sonora, Mexico  83249

Description of Facilities

          Gas Natural holds a thirty-year concession to build, own and operate a natural gas distribution system to serve a franchise territory of approximately 600,000 people in the City of Hermosillo and the Guaymas/Empalme area of Sonora,

Mexico. Gas Natural has committed to connect 26,250 residential, commercial and industrial customers by June 1, 2002. By the end of 1999, Gas Natural is targeted to be flowing gas to 20 industrial customers, to have 2500 residential, commercial and industrial meters flowing gas and to have installed approximately 6,000 risers, 10 miles of steel pipe and 40 miles of plastic pipe.

Ownership

Gas Natural has three shareholders:

     o K N Energy, International, Inc., a wholly-owned subsidiary of K N Energy, Inc., holds 57.5 percent of the outstanding voting securities of Gas Natural.

     o K N Energy, Inc. holds 29.7 percent of the outstanding voting securities of Gas Natural.

     o Mahrnos Gas, S.A. de C.V. holds 13.8 percent of the outstanding voting securities of Gas Natural.


                                     ITEM 2

          State the name of any domestic associate public utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public utility company for its interest in the foreign utility company.

          The only domestic associate or affiliate public utility company of Gas Natural is K N Energy, Inc. The amount of K N Energy, Inc.'s investment in Gas Natural, as of December 31, 1998, is $4,709,000. Such amount is approximately 1/10 of one percent of K N Energy, Inc.'s outstanding total capitalization, and together with all other similar outstanding transactions does not exceed five percent of the outstanding total capitalization of K N Energy, Inc.

          The certifications of the Railroad Commission of Texas, the Wyoming Public Service Commission and the Colorado Public Utilities Commission, as required under Section 33 of the Act, are attached hereto as Exhibit A.


                                   * * * * * *



          The Commission is requested to mail copies of all correspondence relating to this Notification to:


     Neil J. Maloney                    Kathleen A. Foudy, Esq.
     K N Energy, Inc.                   William C. Weeden
     747 East 22nd Street               Skadden, Arps, Slate, Meagher & Flom LLP
     Lombard, Illinois  60148           1440 New York Avenue, N.W.
                                        Washington, D.C. 20005
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                                    SIGNATURE


          The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                        GAS NATURAL DEL MOROESTE, S.A. DE C.V.



                                        /s/ William S. Garner, Jr.
                                        ----------------------------------------
                                        Name:  William S. Garner, Jr.
                                        Its:   Chairman